UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 26, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

IsoRay, Inc.

File No. 001-33407 - CF#37203

IsoRay, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on February 13, 2019.

Based on representations by IsoRay, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.1	through February 12, 2021
Exhibit 99.2	through February 12, 2021
Exhibit 99.3	through February 12, 2021
Exhibit 99.4	through February 12, 2021
Exhibit 99.5	through February 12, 2021
Exhibit 10.4	through February 12, 2021
Exhibit 10.5	through February 12, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary